Exhibit 99.1

CleanAir Logix Orders Heavy Duty LNG Trucks for Operation at Port of Oakland
New Port Opportunities for Westport Fuel System Solutions with Low Emissions and Fuel Price Savings

August 21, 2008

VANCOUVER, BC – Westport Innovations Inc. (TSX:WPT/NASDAQ:WPRT), a global leader in alternative fuel, low-emissions transportation technologies, announced today that CleanAir Logix of Oakland, California has ordered 9 Kenworth T800 heavy-duty liquefied natural gas (LNG) trucks, featuring Westport’s High Pressure Direct Injection (HPDI) technology, for deployment at the Port of Oakland. The Port will use the trucks for hauling containers to and from the seaport.

“The Port of Oakland shares everyone’s concern about air quality in our community and the Bay Area. We are working to find responsible solutions meeting the needs of the Port and its neighbors,” said Omar R. Benjamin, Executive Director at Port of Oakland. “These LNG trucks will help support our goal, that by the year 2020, the Port of Oakland will have cut the health risk from diesel particulate matter at our seaport by 85 percent.” The Port of Oakland oversees the Oakland seaport, Oakland International Airport and 20 miles of waterfront. The Oakland seaport is the fifth busiest container port in the U.S.

“We are proud to be a part of this transaction resulting in LNG trucks operating here at home in and around the Port of Oakland,” said Bob Cross, Co-Founder, Chairman and CEO of CleanAir Logix. “We specialize in environmentally responsible logistics solutions, and these Kenworth trucks featuring the Westport ISX G engine fit the bill for this application and our corporate mission to provide practical and commercially viable alternative-fuel based solutions.”

“We are pleased to see Westport’s product going into operation in another busy California port,” added Michael Gallagher, President & Chief Operating Officer of Westport Innovations. “The environmental and economic benefits of clean, low-carbon, and domestic LNG are leading more and more truck fleets to consider LNG trucks. The Westport ISX G and LNG fuel system on the Kenworth T800 provides operators with a robust, high performance package that addresses those needs.”

About Westport’s ISX G and LNG System for Heavy Duty Trucks

Westport's ISX G engine and liquefied natural gas (LNG) fuel system for heavy-duty class 8 trucks offers industry-leading emissions, including lower greenhouse gas emissions, than comparable diesel engines, and allows trucking fleets to move to lower-cost, domestically available natural gas and/or biogas. Based on the industry-leading Cummins ISX diesel engine with cooled EGR, the LNG version of the engine offers the same horsepower, torque, and efficiency as the base diesel engine it is replacing. The Westport LNG fuel system comprises LNG fuel tanks, proprietary Westport fuel injectors, cryogenic fuel pumps and associated electronic components to facilitate robust performance and reliable operation. The Westport LNG system is 2007 EPA and CARB certified to 0.8g/bhp-hr NOx and 0.01g/bhp-hr PM.

The Kenworth T800 is one of the most versatile trucks on the market today. The T800 serves a variety of applications from linehaul tractors with the luxurious 86” Studio AeroCab® sleeper to severe service off-highway dump trucks and urban pickup and delivery vehicles. This operational versatility, coupled with its reliability and high resale value, gives the T800 high levels of customer satisfaction. The Westport ISX G engine is fuelled with LNG – a safe, cost effective, low carbon, and low emissions fuel – and is available with 400 and 450 horsepower ratings and up to 1,750 lb-ft torque for heavy-duty port, freight and vocational applications. LNG fuel tanks can be configured to suit customer range requirements. LNG heavy-duty trucks are eligible for federal tax credits in the United States and may be eligible for other state-specific emissions credits.

Westport Innovations Inc. – Press Release

About Westport Innovations Inc.

Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and biofuels such as landfill gas.  Cummins Westport Inc., Westport’s joint venture with Cummins Inc., manufactures and sells the world's broadest range of low-emissions alternative fuel engines for commercial transportation applications such as trucks and buses.  BTIC Westport Inc., Westport’s joint venture with Beijing Tianhai Industry Co. Ltd., manufactures and sells LNG fuel tanks for vehicles.  www.westport.com

Note: This document contains forward-looking statements about Westport’s business, operations, technology development or the environment in which it operates, which are based on Westport’s estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Westport’s control. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Inquiries:
Darren Seed
Director, Investor Relations
Westport Innovations Inc.
Phone: 604.718.2046
Email: invest@westport.com